UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

          M. Mahmud Awan, Ph. D.                    Paul Bork, Esq.
          TechMan International Corporation         Hinckley, Allen & Snyder
          240 Sturbridge Road                       28 State Street
          Charlton City, Massachusetts 01506        Boston, Massachusetts  02109
          (508) 248-3211                            (617) 345-9000

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 8, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 138,378 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 138,378 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:  138,378
     shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 10.8%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Philip A. Phalon
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,250 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,250 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Robert B. Bregman
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,700 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,700 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: William C. Martindale, Jr.
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 10,000 shares

8.   Shared Voting Power: 67,000 shares

9.   Sole Dispositive Power: 10,000 shares

10.  Shared Dispositive Power: 67,000 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person:  IN

Item 1. Security and Issuer

     The Statement of M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "Purchasing Group") on Schedule 13D dated April 3, 1998, as amended and supplemented by Amendment No. 1 dated May 15, 1998, Amendment No. 2 dated May 22, 1998, Amendment No. 3 dated June 9, 1998,
Amendment No. 4 dated June 15, 1998, Amendment No. 5 dated June 19, 1998, Amendment No. 6 dated July 6, 1998, and Amendment No. 7 dated July 7, 1998, in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742, is hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

Item 4(d) is hereby amended and supplemented by the addition of the following paragraph:

     "On July 2, 1998, the Board of Directors of the Issuer purported to convene a special meeting at which a resolution was adopted (over Mr. Phalon's objection) to postpone the July 17, 1998 Annual Meeting to a date thirty days after such time as the Issuer may obtain approval from the SEC of its proxy materials. On July 8, 1998, Mr. Phalon and Dr. Awan filed in Middlesex Superior Court a Motion for Preliminary Injunction seeking to enjoin the Issuer from changing the Record Date (May 29, 1998) for stockholders entitled to notice of and to vote at the Annual Meeting or the date for the Annual Meeting (July 17, 1998). A copy of the Motion for Preliminary Injunction is attached hereto as
Exhibit 7 and incorporated herein by reference. The Motion for Preliminary Injunction is scheduled to be heard on July 10, 1998, together with the Complaint for Civil Contempt previously filed by Mr. Phalon and Dr. Awan with respect to actions taken by the Issuer allegedly in violation of the Court's June 9, 1998 Order."

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

                              "Schedule of Exhibits

    Exhibit 7 Motion for Preliminary Injunction dated July 8, 1998, in the Massachusetts Superior Court, Middlesex County, Civil Action No. 98-2553."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 9, 1998                     /s/      *
                                        _______________________________________
                                        M. Mahmud Awan



                                        /s/ Philip A. Phalon
                                        _______________________________________
                                        Philip A. Phalon



                                        /s/      *
                                        _______________________________________
                                        Robert B. Bregman



                                        /s/      *
                                        _______________________________________
                                        William C. Martindale, Jr.



    */s/ Philip A. Phalon
    __________________________________
    Philip A. Phalon
    Attorney - in - Fact

                                                                       EXHIBIT 7
                          COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.                                         Superior Court
                                                       Civil Action No. 98-2553

____________________________________
                                    )
PHILIP A. PHALON, and               )
M. MAHMUD AWAN,                     )
                                    )
         Plaintiffs,                )
                                    )
v.                                  )
                                    )
TECHNICAL COMMUNICATIONS            )
CORPORATION, ARNOLD MCCALMONT,      )
HERBERT A. LERNER, ROBERT T.        )
LESSARD, CARL H. GUILD,             )
MITCHELL B. BRISKIN, DONALD         )
LAKE, and THOMAS B. PEOPLES,        )
                                    )
         Defendants.                )
____________________________________)


                  PLAINTIFFS' MOTION FOR PRELIMINARY INJUNCTION
                          (EXPEDITED HEARING REQUESTED)

     Pursuant to Mass.R.Civ.P. 65(b), Plaintiffs Philip A. Phalon and M. Mahmud Awan move this Court for the entry of an order preliminarily and permanently:

     i) restraining and enjoining Defendant Technical Communications Corporation ("TCC") and the "Individual Defendants," either individually, as members of the Board of Directors of TCC (the "Board"), or through TCC, from taking any action that would cause or have the effect of causing an adjournment or rescheduling of the annual meeting of TCC stockholders (the "Annual Meeting") set for July 17, 1998, or, in the alternative, any adjournment beyond July 28, 1998, so as to preserve the present record date for determination of the TCC stockholders entitled to notice of and to vote at the Annual Meeting (the "Record Date").

     ii) restraining and enjoining TCC and the Individual Defendants, either individually, as members of the Board, or through TCC, from taking any action that would cause or have the effect of causing the establishment of a Record Date for the Annual Meeting other than May 29, 1998;

     iii) invalidating the actions of the Board taken at a purported special meeting of the Board on July 2, 1998 (the "Special Meeting") to adjourn and reschedule the July 17, 1998 Annual Meeting to a date thirty days after TCC's proxy statement may be approved by the Securities and Exchange Commission ("SEC");

     iv) invalidating the actions of the Board taken at the Special Meeting to establish a Record Date other than May 29, 1998;

     v) compelling the Defendants to comply with TCC's past practice of secret balloting by the beneficial owners (employees and former employees of TCC) of shares of TCC's common stock held by the TCC Employee Stock Ownership Plan ("ESOP"); and

     vi) compelling the Individual Defendants to immediately convene a quorum of TCC's Board and to take any and all actions necessary to rescind and revoke all actions taken at the Special Meeting.

     In support of this motion, the Plaintiffs rely upon the Affidavit of Philip
A. Phalon (the "Phalon Aff.") attached hereto and incorporated herein, and state the following:

     1. This motion seeks to enjoin the unlawful conduct1 of the Individual Defendants, in (i) continuing to illegally circumvent this Court's Memorandum of Decision and Order of June 9, 1998 (the "Memorandum" and the "Order") by the actions taken at the Special Meeting; (ii) continuing to engage in self-serving manipulative corporate governance devices by the actions taken at the Special Meeting; and (iii) intentionally obstructing the Plaintiffs' efforts to conduct a proxy contest by the actions taken at the Special Meeting.

     2. A court in this Commonwealth will exercise its discretion to grant preliminary injunctive relief pursuant to Mass.R.Civ.P. 65 if four well established prerequisites are established: (i) substantial likelihood that the Plaintiffs will succeed on the merits; (ii) substantial threat that the Plaintiffs will suffer irreparable injury if the injunction is not granted;
(iii) the threatened injury to the Plaintiffs outweighs any harm to the Defendant that the injunction may cause; and (iv) that granting the injunction will preserve the public interest. See Packaging Indus. Group, Inc. v. Cheney, 380 Mass. 609 (1980). The Plaintiffs clearly satisfy all four elements.

     3. On June 9, 1998, this Court issued the Memorandum and Order invalidating the staggered Board scheme adopted at a special meeting of the Board on April 30, 1998.2 In identifying the Annual Meeting on July 17, 1998, the Court ordered that "[TCC] shall mail a copy of the proxy statement submitted by the plaintiffs to the SEC to each and every stockholder of the corporation on or before June 17, 1998" and that "[TCC]... shall file an affidavit of compliance with this order on or before July 3, 1998."3 The Court acknowledged that the Annual Meeting had already been substantially delayed in violation of Massachusetts law and TCC's bylaws.4

     4. In the afternoon, shortly before the Special Meeting occurred, this Court held a hearing on the Defendants' post facto Motions for Clarification and Reconsideration of the Memorandum and Order, which were then taken under advisement and denied on July 6 and 7, 1998.5

     5. The Plaintiffs' preliminary proxy materials were first filed with the SEC on June 8 1998. The Plaintiffs refiled proxy materials in response to the SEC's comments and were advised by the SEC on June 19, 1998 that no further comments were forthcoming. The Defendants waited until June 16, 1998 to file their initial preliminary proxy materials with the SEC, and the materials so filed assumed that the Order would be overturned on appeal. The Defendants have effected only one responsive filing of revised proxy materials on July 1, 1998, more than two weeks after their initial filing. It is highly disingenuous and in bad faith for the Defendants to now claim after self-created delay that there is insufficient time to submit a meaningful proxy statement to the stockholders.

     6. The actions taken at the Special Meeting represent another example of a long and continued series of "manipulative devices designed to prevent a meaningful proxy contest by dissenting shareholders in willful disregard of the rights of other shareholders." Memorandum pp. 11 - 12 (referring to the adoption of a staggered Board scheme).6

     7. It is clear that the Plaintiffs will suffer irreparable harm if the injunction is not granted. The Plaintiffs' proxy statement was delivered to TCC's transfer agent on June 29, 1998. Upon information and belief (as the Plaintiffs have never received a copy of the Defendants' compliance certificate required by the Order) the Plaintiffs' proxy materials were distributed to stockholders commencing on or about June 29, 1998. Having been cleared by the SEC, the Plaintiffs have printed proxy materials, undertaken distribution of these materials, all at substantial expense; and have undertaken solicitations of proxies and obtained responses. Any adjournment of the Annual Meeting requiring a new Record Date would invalidate all proxies solicited in favor of the Plaintiff's slate. Any delay in the Annual Meeting requiring a new Record Date would require the Plaintiffs to reprint proxy materials, redistribute and refile the same with the SEC and would invalidate those proxies already received by the Plaintiffs in response to the solicitation effort to date.7

     8. The Defendants have sufficient time to get their proxy statement approved by the SEC and distribute it to stockholders before the Annual Meeting. M.G.L. c. 156B, ss. 36 requires only seven days notice to stockholders of the Annual Meeting. There is no greater requirement in TCC's Articles or bylaws. If TCC mailed its proxy materials today, the notice would be legally sufficient for a meeting held on July 17, 1998. Certainly, a rescheduling of the Annual Meeting to July 28, 1998 would permit the Defendants eleven additional days to conduct their solicitation representing an additional 150% of the legal notice requirement. Because M.G.L. c. 156B, ss. 42 requires that the Record Date be set no more than sixty days prior to the Annual Meeting, any rescheduling of the Annual Meeting to a date later than July 28, 1998 would require a new Record Date, and thus cause irreparable harm to the Plaintiffs.

     9. The Defendants already have committed serious breaches of fiduciary duty, and should not be allowed to benefit by their delay, whether intentional or negligent. Accordingly, for the reasons set forth herein and in the Phalon Affidavit, the Plaintiffs request that this Court enter an order invalidating the Special Meeting and requiring TCC to hold the Annual Meeting as scheduled. (For the Court's convenience, a proposed Order is attached.)

     WHEREFORE, Philip A. Phalon and M. Mahmud Awan request that this Court enter an order: (i) restraining and enjoining the Individual Defendants either individually, as members of the Board, or through TCC, from taking any action that would cause or have the effect of causing an adjournment or rescheduling of the July 17, 1998 Annual Meeting, or in the alternative, any adjournment beyond July 28, 1998; (ii) restraining and enjoining the Individual Defendants either individually, as members of the Board, or through TCC, from taking any action that would cause or have the effect of causing the establishment of a Record Date for the Annual Meeting other than May 29, 1998; (iii) invalidating the actions of the Board taken at the purported Special Meeting on July 2, 1998 to adjourn and reschedule the Annual Meeting previously set for July 17, 1998 to a date thirty days after TCC's proxy statement may be approved by the SEC; (iv) invalidating the actions of the Board taken at the Special Meeting to establish a new Record Date other than May 29, 1998 as the Record Date for the determination of the TCC stockholders entitled to vote at the Annual Meeting;
(v) compelling the Defendants to comply with TCC's past practice of secret balloting by the beneficial owners of the shares of TCC's common stock held by the ESOP; and (vi) compelling the Individual Defendants to immediately convene a quorum of TCC's Board and to take any and all actions necessary to rescind and revoke all actions taken at the Special Meeting, and for such other relief as may be appropriate.

                  REQUEST FOR DISPOSITION ON AN EMERGENCY BASIS

     The Plaintiffs hereby request, pursuant to Superior Court Rule 9A(e)(1), that the Court, given the pressing nature of the within motion, schedule the hearing and disposition of this motion along with the Plaintiffs' Complaint for Civil Contempt, presently scheduled for hearing on July 10, 1998.

                                        Respectfully submitted,
                                        PHILIP A. PHALON, and
                                        M. MAHMUD AWAN,

                                        By their attorneys,


                                        /s/Mark Resnick
                                        _______________________________________
                                        Robert F. Sylvia (BBO #491060)
                                        Paul Bork (BBO #541815)
                                        Mark Resnick (BBO #559885)
                                        HINCKLEY, ALLEN & SNYDER
                                        28 State Street
                                        Boston, Massachusetts  02109
                                        (617) 345-9000


Dated: July 8, 1998

                             CERTIFICATE OF SERVICE

     I, Mark S. Resnick, hereby certify that I have this 8th day of July, 1998, caused to be served a true and accurate copy of the foregoing Motion for Preliminary Injunction of even date upon the defendants by first class mail, postage prepaid, and upon all counsel of record by hand delivery.

     Signed under the penalties of perjury, this 8th day of July, 1998.

                                        /s/Mark S. Resnick
                                        _______________________________________
                                        Mark S. Resnick

________________________

1 The Defendants continue to dispense with any adherence to the requirements of law at the drop of a hat, again under cover of advice of counsel. As additional salt in the wounds, the Special Meeting was invalidly called in violation of TCC's bylaws which do not permit notice of a special meeting to be given by the Chairman, Secretary or even the Clerk. See Phalon Aff., P. P. 3 and 10; Bylaws, Art. II, ss. 7, at Phalon Aff., Ex. B. Moreover, because the Directors (other than Phalon) have personal interests in its outcome, the Special Meeting did not and could not satisfy Board quorum requirements under TCC's bylaws. Phalon Aff.,
P. 10; see also Graham v. McGrail, 370 Mass 133 (1976).

2 On July 10, 1998, a hearing is scheduled before this Court on the Plaintiffs' Complaint for Civil Contempt of the Order with respect to the actions taken at a special meeting of the Board on June 24, 1998 to "re-adopt" a staggered board scheme.

3 TCC has failed to comply with the Court's Order as it has not filed an affidavit of compliance concerning the mailing of the Plaintiffs' proxy statement, which, to some extent, is believed to have occurred on or about June 29, 1998.

4 The Annual Meeting was required to have been held no later than March 26, 1998 pursuant to M.G.L. c. 156B, ss. 33, and on February 9, 1998 pursuant to TCC's bylaws. The Record Date is required to be established not more than sixty days prior to the date of the Annual Meeting pursuant to M.G.L. c. 156B, ss. 42. The Plaintiffs believe that the May 29, 1998 Record Date and the July 17, 1998 Annual Meeting date were established only after the Plaintiffs' demand, delivered on April 29, 1998, and that, but for said demand, the Defendants would have indefinitely deferred any day of reckoning before the TCC stockholders.

5 On June 18, 1998, the Massachusetts Appeals Court denied the Defendants' appeal of the Order.

6 See also Schnell v. Chris-Craft Industries, Inc., 285 A.2d 437 (Del. 1971); and Blasius Industries, Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988).

7 Moreover, while the "McCalmont Group" has voting rights over a minimal number of shares, and the ESOP may vote 97,762 shares, the Plaintiffs are wary of any change in the Record Date that may have created an opportunity for the acquisition of voting influence.